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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 2)(1)

                           THE MED-DESIGN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    583926100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 MARCH 10, 2006
--------------------------------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

----------
      (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 583926100                     13D                          PAGE 2 OF 5


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lloyd I. Miller, III                             ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)    [ ]
                                                                      (B)    [ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*
          AF-OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                                [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

           NUMBER OF             7       SOLE VOTING POWER
            SHARES                       811,252
         BENEFICIALLY
           OWNED BY              8       SHARED VOTING POWER
             EACH                        0
           REPORTING
            PERSON               9       SOLE DISPOSITIVE POWER
             WITH                        811,252

                                 10      SHARED DISPOSITIVE POWER
                                         0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          811,252

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.8%

14        TYPE OF REPORTING PERSON*
          IN-IA-PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 5


                                 AMENDMENT NO. 2

INTRODUCTION:

      This constitutes Amendment No. 2 (the "Amendment 2") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III, (the "Reporting Person") dated December 27, 2005, as previously amended (the "Statement"), relating to the common stock of The Med-Design Corporation (the "Company"). Unless specifically amended, modified or supplemented hereby, the disclosure set forth in the Statement shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

      Item 3 of the Statement is hereby amended by deleting the last sentence of
Item 3 thereto and replacing it with the following hereto:

      "The aggregate purchase price for the Shares in Milfam II L.P. was $559,744.20."

ITEM 4. PURPOSE OF THE TRANSACTION

      The information in Item 4 of the Statement is hereby amended and restated as follows:

      "The purpose of Amendment 2 is to report that due to sales of Shares by the Reporting Person, as detailed in Item 5 hereto, a material change occurred in the percentage of Shares deemed to be beneficially owned by the Reporting Person since the prior filing and the Reporting Person no longer is deemed to beneficially own greater than five percent of the Company's outstanding shares.

      In connection with this filing, the Reporting Person also reiterates his previous opposition to the proposed merger between the Company, Specialized Health Products International, Inc., Mammoth Acquisition Sub, Inc. and Mammoth Acquisition Sub, LLC. The Reporting Person does not approve of and currently intends to vote against the merger, primarily because he believes that the exchange ratio per share is inadequate to the Company's common stockholders. The Reporting Person also believes that some positive synergies exist in connection with the proposed merger.

      Miller has been purchasing and selling shares in the Company in the ordinary course of his business as an investor and except as described above in this Item 4 and herein, Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking actions regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the Merger Agreement and the general business and future prospects of the Company."


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                                                                     Page 4 of 5

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5(a) of the Statement is hereby amended and restated as follows:

      (a) Miller may be deemed to beneficially own 811,252 Shares (4.8% of the outstanding Shares, based on 16,749,486 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q filed on November 9, 2005). As of the date hereof, 811,252 of such beneficially owned Shares are owned of record by Milfam II L.P.

      Item 5(c) of the Statement is hereby amended and restated as follows:

      (c) The following table details the transactions effected by Miller during the past 60 days.


                                         MILFAM II L.P.
     Date of Transaction             Number of Shares Sold            Price Per Share           How Transaction Effected
        March 9, 2006                       100,000                        0.89                     Open Market Sale
        March 10, 2006                       81,300                       0.9176                    Open Market Sale


      Item 5(e) of the Statement is hereby amended and restated as follows:

      (e) As of March 10, 2006, the Reporting Person ceased to be the beneficial owner of more that five percent (5%) of the Shares.

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                                                                     Page 5 of 5



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: March 15, 2006

                                      By: /s/ Lloyd I. Miller, III
                                          ------------------------------------
                                          Lloyd I. Miller, III